FIT N-SAR 04.30.18

Sub-Item 77C: Submission of matters to a vote of security holders

A special meeting of Shareholders of the Disciplined Growth Investors Fund (the “Fund”) was held on February 12, 2018 to approve a new Investment Advisory Agreement between the Registrant, on behalf of the Fund, and Disciplined Growth Investors, Inc. (the “Proposal”). The Proposal was voted on and approved by the shareholders of the Fund.

The February 12, 2018 voting results were as follows:

Matter	Voter Type	Shares
Approval of a new Investment Advisory Agreement between the Registrant, on behalf of the Fund, and Disciplined Growth Investors, Inc.	For	5,830,167
	Against or Abstentions	5,582